Exhibit 4.4
AMENDMENT TO 2017 LONG-TERM INCENTIVE PLAN
WHEREAS, Ranger Energy Services, Inc., a Delaware corporation (the “Company”) previously adopted the Ranger Energy Services, Inc. 2017 Long-Term Incentive Plan (the “LTIP”), to provide equity compensation awards for the employees, consultants and the directors of the Company and its affiliates who perform services for the Company; and
WHEREAS, the Company desires to increase the total number of authorized shares to 3,850,000 shares of the Company’s Class A common stock, par value $0.01 per share;
NOW THEREFORE, the Company amends the LTIP as follows:
1. Section 4(a) shall be amended and restated as follows:
“Subject to adjustment in a manner consistent with Section 8, 3,850,000 shares of Stock are reserved and available for delivery with respect to Awards, and such total shall be available for the issuance of shares upon the exercise of ISOs.”
2. All other sections of the LTIP shall remain unchanged.